VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

April 29, 2011

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: VR Holdings, Inc., Amendment No. 9 to Form S-1, Filed April 29, 2011, File No. 333-166884

Dear Mr. Spirgel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated January 14, 2011 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment one from our letter dated January 14, 2011; however, we are unable to agree.  We believe that all of the claimants and selling stockholders are underwriters because they have received or will receive shares in a shell company.  We have considered your explanation that certain selling stockholders have not purchased shares from the company but received those shares as gifts.  Further, we have considered your explanation that no donees of The Cancer Foundation participated, directly or indirectly, in any offering of the company or were related to the Foundation.  We have also considered your explanation that the claimants would receive registered shares if your registration statement is declared effective.  Nevertheless, because you are currently a shell company, we view the claimants and selling stockholders as underwriters in this offering.

In this regard, we refer you to Release 33-8869 which can be found on the internet at http://www.sec.gov/rules/final/2007/33-8869.pdf.  In specific, we refer you to pages 45 to 51 where we discuss our position on the availability of the safe harbor from being deemed an underwriter under Rule 144 for a shell company.  To qualify for this safe harbor, a company must meet the conditions set out in paragraph (i) of Rule 144.

Otherwise, we believe holders and transferees of securities in a shell company are underwriters.

Therefore, revise to state each selling shareholder and claimant is an underwriter on the prospectus cover page and in the Plan of Distribution section.

Response:

The requested change has been made.  See the portion of the cover page discussing the selling stockholders, which read as follows:

John E. Baker, all of the other selling stockholders, and all of the claimants, and intermediaries through whom the shares of the selling stockholders may be sold are deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.  We have agreed to indemnify the selling stockholders and the claimants against certain liabilities, including liabilities under the Securities Act.

See the portion of the Plan of Distribution beginning on page 67 discussing the selling stockholders, which read as follows:

John E. Baker, all of the other selling stockholders, and all of the claimants, and intermediaries through whom the shares of the selling stockholders may be sold are deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.  We have agreed to indemnify the selling stockholders and the claimants against certain liabilities, including liabilities under the Securities Act.

Each of John E. Baker, all of the other selling stockholders, and all of the claimants, and intermediaries through whom the shares of the selling stockholders may be sold as an underwriter is subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  In addition, each of John E. Baker, all of the other selling stockholders, and all of the claimants, and intermediaries through whom the shares of the selling stockholders may be sold, as underwriters within the meaning of the Securities Act, are subject to the prospectus delivery requirements of the Securities Act.  The SEC staff is of a view that any of John E. Baker, all of the other selling stockholders, and all of the claimants, and intermediaries through whom the shares of the selling stockholders may be sold, who are registered broker-dealers are deemed to be underwriters under the Securities Act while affiliates of registered broker-dealers may be underwriters under the Securities Act.  We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

See the portion of the Plan of Distribution on page 66 discussing indemnification, which read as follows:

We have agreed to indemnify all of the selling stockholders and all of the claimants who accept our shares as described in this prospectus, and any brokers, dealers and agents who are underwriters, if any, of our common stock offered by this prospectus against certain liabilities, including liabilities under the Securities Act.

We have provided with this letter copies of executed consents, which have not been previously supplied to you, by the selling stockholders that they consent to the registration of their shares for resale and that they understand that they will be described as “underwriters.”  We likewise have amended Exhibit 10.11 and Schedule D whereby the claimants who accept shares pursuant to the prospectus shall be deemed to be “underwriters.”

2.

We note your disclosure on pages 5 and 15 regarding the lawsuit against Marshall & Ilsley and Venable.  Revise to provide this disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations.  Disclose whether you will use the proceeds of the Marshall and Venable lawsuit to fund your business plan of investing in other lawsuits.  Also explain in the Liquidity and Capital Resources section who is paying for the Marshall and Venable litigation and the estimated expenses.

In this regard, we note your response to comment four from our letter dated January 14, 2011.  In the last sentence of the first quoted paragraph you reference "several investors" who "help pay [y]our ongoing legal and audit bills."  This disclosure does not appear on page 25; this last sentence is missing.  Revise to include this sentence and, as you have done on page 26, disclose who is funding your legal and audit bills and how much they have provided for the periods shown on page 26.  Similarly, the last sentence of your second quoted paragraph in your response letter under Financing Activities: "We have also received funds from several investors over the past couple of years to help defray our expenses," is missing.  Revise to include this sentence and, as before, disclose these investors under the Financing Activities section.

Response:

The requested changes have been made.  See the portion of page 5, which reads as follows:

Our attorneys in the Marshall & Ilsley and Venable litigation are Frame & Frame, Robert B. Morris, and Barry L. Dahne, one of the trustees of The Cancer Foundation, and one of our major stockholders.  In consideration for their services to date and to be rendered, we have issued 7,000,000 shares of our common stock to each of Frame & Frame, and Messrs. Morris and Dahne.  We have agreed to register the 7,000,000 of such shares issued to Frame & Frame and Mr. Morris, and 5,000,000 of such shares issued to Mr. Dahne by means of the registration statement of which this prospectus is a part, and each of Frame & Frame, and Messrs. Morris and Dahne are listed as selling stockholders in this prospectus.  Frame & Frame, and Messrs. Morris and Dahne will cover all costs of the litigation.

If the Marshall & Ilsley and Venable litigation is successful, we will use the proceeds from any recovery to fund our proposed operations as disclosed in our business plan.  See “Business.”

If The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and the Marshall & Ilsley and Venable litigation are unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands.

See the portion of page 15, which reads as follows:

Our attorneys in the Marshall & Ilsley and Venable litigation are Frame & Frame, Robert B. Morris, and Barry L. Dahne, one of the trustees of The Cancer Foundation, and one of our major stockholders.  In consideration for their services to date and to be rendered, we have issued 7,000,000 shares of our common stock to each of Frame & Frame, and Messrs. Morris and Dahne.  We have agreed to register the 7,000,000 of such shares issued to Frame & Frame and Mr. Morris, and 5,000,000 of such shares issued to Mr. Dahne by means of the registration statement of which this prospectus is a part, and each of Frame & Frame, and Messrs. Morris and Dahne are listed as selling stockholders in this prospectus.  Frame & Frame, and Messrs. Morris and Dahne will cover all costs of the litigation.

If the Marshall & Ilsley and Venable litigation is successful, we will use the proceeds from any recovery to fund our proposed operations as disclosed in our business plan.  See “Business.”

If The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and the Marshall & Ilsley and Venable litigation are unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands.

It should be clearly understood that we will not be able to commence our proposed business, unless and until we are successful in The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation, or we raise additional funds by means of a debt or equity offering.  We will explore whatever capital-raising steps which seem most likely to produce the capital we need to finance our litigation and to fund our proposed business going forward.  We have not yet made any decision on what capital-raising steps we might take, but expect to make that decision once we know the outcome of The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation.  If we are not successful in our litigation efforts or cannot raise needed funds, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

See the portion of page 23, et seq., which reads as follows:

The Cancer Foundation, Inc. v. Cerberus Capital Management, LP

MML, Inc. is a plaintiff in an Illinois State court suit, see The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, also discussed in “Business – Legal Proceedings,” and if successful, although not legally liable, plans to distribute on a percentage basis the proceeds from this suit to all claimants including its parent, VR Holdings.  The claimants accepting this exchange will have their claims transferred to VR Holdings.  However, this suit was dismissed and the dismissal was affirmed by the U.S. Court of Appeals for the Seventh Circuit.  On April 17, 2009, a suit was filed in the State of Illinois by The Cancer Foundation, Inc. against Cerberus Capital Management, L.P., and this suit was dismissed and a motion for reconsideration was denied.  This suit is now being appealed in the Illinois Court of appeals.  If the appeal is not successful, there will be no recovery of damages and no proceeds will be available for distribution to the claimants.  MML, Inc., Morton M. Lapides, Sr. and Transcolor were also plaintiffs in the federal and state lawsuits.  We voluntarily agreed to dismiss The Cancer Foundation and Transcolor as plaintiffs because they lacked standing.

The defendants filed a motion to dismiss the state court action on August 3, 2009.  The plaintiffs filed an opposition brief on November 13, 2009.  The defendants filed their reply on December 4, 2009.  Oral argument was held on January 22, 2010.  At the conclusion of argument, Judge Allen S. Goldberg dismissed the complaint on the grounds of res judicata.  The plaintiffs filed a motion for reconsideration in which they argued that Judge Goldberg misapplied the doctrine of res judicata that the complaint should be reinstated and the case allowed to proceed.  The defendants’ opposition brief was filed on April 12, 2010 and the plaintiff’s reply was filed on May 10, 2010.  Oral argument on the motion for reconsideration was held on June 1, 2010, at which time Judge Goldberg denied the motion.  The plaintiffs have appealed Judge Goldberg’s dismissal to the Illinois Court of Appeals.  Plaintiffs filed their brief on November 5, 2010.  The defendants have 35 days to file their opposition brief and we have 14 days to file a reply brief.  We have requested oral argument, but it will be up to the Court of Appeals to decide whether or not to grant oral argument.  The defendants filed their opposition to our opening brief and a cross-appeal seeking to overturn Judge Goldberg’s denial of their motion for attorneys’ fees.  We filed our reply brief and opposition to the defendants’ cross-appeal for attorneys’ fees on January 14, 2011.  The defendants’ reply on their cross-appeal for attorneys’ fees has been filed.  The Illinois Court of Appeals will now decide whether to grant the request made by both sides for oral argument.

On March 16, 2011, the Appellate Court of Illinois, First Judicial District, issued an order stating that “this case appears to have far more significant connections with California, New York and Maryland than it has with Illinois.”  The court directed the plaintiffs to “show cause why this court should not dismiss the case under the doctrine of forum non conveniens.”  The court ordered the plaintiffs to file their brief by April 6, 2011.  The defendants had until April 27, 2011 to file their opposition and the plaintiffs have until May 11, 2011, to file their reply.  The plaintiffs filed their brief on April 6, 2011, as ordered by the court, and are waiting to receive defendants’ opposition, which was filed on April 27, 2011.  The plaintiffs will file their reply on May 11, 2011.  If the appeal is denied, the plaintiffs will seek leave to appeal to the Illinois Supreme Court.  It is within the discretion of the Illinois Supreme Court to decide whether or not to grant the petition for leave to appeal.  If the appeal is denied, then the Illinois litigation against the defendants will be over.

VR Holdings, Inc. v. Marshall & Ilsley Trust Company and Venable L.L.P.

However, on March 11, 2011, VR Holdings, Inc. filed a suit in Queen Anne’s County, Maryland, case number 17-C-11-016063, against Marshall & Ilsley Trust Company and Venable L.L.P. for alleged civil conspiracy beginning in 1998 and continuing through November 2010, at which time the alleged conspirator abandoned their efforts.  Marshall & Ilsley allegedly participated with the two lenders to Winterland.  The civil conspiracy expanded to damages through additional causes being tortious aiding and abetting, breach of fiduciary duty, negligence, intentional misrepresentation, and negligent misrepresentation, resulting in damages to VR Holding’s subsidiaries and approximately 2,500 parties in the amount of $1.6 billion plus punitive damages and legal fees.

Our attorneys in the Marshall & Ilsley and Venable litigation are Frame & Frame, Robert B. Morris, and Barry L. Dahne, one of the trustees of The Cancer Foundation, and one of our major stockholders.  In considerationfor their services to date and to be rendered, we have issued 7,000,000 shares of our common stock to each of Frame & Frame, and Messrs. Morris and Dahne.  We have agreed to register the 7,000,000 of such shares issued to Frame & Frame and Mr. Morris, and 5,000,000 of such shares issued to Mr. Dahne by means of the registration statement of which this prospectus is a part, and each of Frame & Frame, and Messrs. Morris and Dahne are listed as selling stockholders in this prospectus.  Frame & Frame, and Messrs. Morris and Dahne will cover all costs of the litigation.

If the Marshall & Ilsley and Venable litigation is successful, we will use the proceeds from any recovery to fund our proposed operations as disclosed in our business plan.  See “Business.”

If The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and the Marshall & Ilsley and Venable litigation are unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands.

It should be clearly understood that we will not be able to commence our proposed business, unless and until we are successful in The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation, or we raise additional funds by means of a debt or equity offering.  We will explore whatever capital-raising steps which seem most likely to produce the capital we need to finance our litigation and to fund our proposed business going forward.  We have not yet made any decision on what capital-raising steps we might take, but expect to make that decision once we know the outcome of The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation.  If we are not successful in our litigation efforts or cannot raise needed funds, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

The Cancer Foundation has paid our expenses for the periods indicated were as follows:

Period	Amount
Year ended September 30, 2008	$ 15,000
Year ended September 30, 2009	19,567
Year ended September 30, 2010	116,961
Three months ended December 31, 2010	10,173

Funds were provided to The Cancer Foundation for the periods indicated by investors who purchased shares of our common stock owned by The Cancer Foundation, as follows:

Stockholder	Shares Purchased	Date Purchased	Amount Paid
Edwin C. Fulton	300,000	10/23/2009	$30,000
Vivek Sood	50,000	10/23/2009	5,000
Chris Urban	100,000	3/15/2010	10,000
Total	450,000		$45,000

See the portion of page 26, et seq., which reads as follows:

Three Months Ended December 31, 2010 Compared to Three Months Ended December 31, 2009.

Revenues.  We had no revenues for the three months ended December 31, 2010 and 2009.

General and Administrative Expenses.  Our general and administrative expenses increased from $25,000 in 2009 to $29,766 in 2010.  This increase was primarily the result of professional fees incurred in connection with the litigation and the registration of our common shares.

Net Loss.  Our net loss increased to $29,766 for 2010 from $25,000 for 2009.

The directors of The Cancer Foundation have agreed that The Cancer Foundation would advance money to VR Holdings to be used to pay legal and audit expenses associated with the legal action taken by VR Holdings against our lender group.  As a charitable foundation, The Cancer Foundation determined that it was in the best interests of the foundation to attempt to recover gifts that were made to it but not received.  The Cancer Foundation believes that this is the best way for it to recover the $80,000,000 donation that it would have received from VR Holdings had the lender group of VR Holdings not taken actions that caused VR Holdings to lose its value.  However, it should be understood that even though VR Holdings desired to make the proposed $80,000,000,000 gift to The Cancer Foundation, the foundation had no legal claim to the money and we were not contractually obligated to make the gift.  In addition, The Cancer Foundation determined that it was in the best interests of the foundation to exchange it claim against the lender group for shares of VR Holdings and to pay legal bills and audit expenses of VR Holdings.  There is no formal agreement between VR Holdings and The Cancer Foundation concerning the payment of legal and audit expenses of VR Holdings, Inc. by The Cancer Foundation.  However, The Cancer Foundation may continue to pay bills associated with the current litigation, as funds become available to The Cancer Foundation, but there is no obligation to do so.

The Cancer Foundation has paid our expenses for the periods indicated were as follows:

Period	Amount
Year ended September 30, 2008	$ 15,000
Year ended September 30, 2009	19,567
Year ended September 30, 2010	116,961
Three months ended December 31, 2010	10,173

Funds were provided to The Cancer Foundation for the periods indicated by investors who purchased shares of our common stock owned by The Cancer Foundation, as follows:

Stockholder	Shares Purchased	Date Purchased	Amount Paid
Edwin C. Fulton	300,000	10/23/2009	$30,000
Vivek Sood	50,000	10/23/2009	5,000
Chris Urban	100,000	3/15/2010	10,000
Total	450,000		$45,000

See the portion of page 29, et seq., which reads as follows:

If The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation are successful, we will use the proceeds from any recovery to fund our proposed operations as disclosed in our business plan.  See “Business.”

If The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and the Marshall & Ilsley and Venable litigation are unsuccessful, we will have to raise funds in some manner to be determined at a later time, in order to continue our business plan, or revise the proposed business model as it now stands.

It should be clearly understood that we will not be able to commence our proposed business, unless and until we are successful in The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation, or we raise additional funds by means of a debt or equity offering.  We will explore whatever capital-raising steps which seem most likely to produce the capital we need to finance our litigation and to fund our proposed business going forward.  We have not yet made any decision on what capital-raising steps we might take, but expect to make that decision once we know the outcome of The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation and/or the Marshall & Ilsley and Venable litigation.  If we are not successful in our litigation efforts or cannot raise needed funds, our proposed business will most likely fail.  See “Business – Legal Proceedings.”

As discussed elsewhere in this prospectus, The Cancer Foundation has paid our expenses for the periods indicated were as follows:

Period	Amount
Year ended September 30, 2008	$ 15,000
Year ended September 30, 2009	19,567
Year ended September 30, 2010	116,961
Three months ended December 31, 2010	10,173

Funds were provided to The Cancer Foundation for the periods indicated by investors who purchased shares of our common stock owned by The Cancer Foundation, as follows:

Stockholder	Shares Purchased	Date Purchased	Amount Paid
Edwin C. Fulton	300,000	10/23/2009	$30,000
Vivek Sood	50,000	10/23/2009	5,000
Chris Urban	100,000	3/15/2010	10,000

Total	450,000	$45,000

See the portion of page 30, et seq., which reads as follows:

Financing Activities

We plan to fund our proposed operations from some or all of our litigation efforts.  If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, and our litigation is unsuccessful, our proposed business will likely fail.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $100,000 to fund our operations over the next 12 months.  These funds will be spent to fund the current ligation that has been filed.  Recently, The Cancer Foundation, Inc., a charitable foundation established in 1968 by the uncles and father of Mr. Morton M. Lapides, Sr., who along with his wife are the controlling stockholders of Deohge Corp., our majority stockholder, has made capital contributions of money to pay most of our current operating expenses.  However, we cannot continue to rely upon any future funding from The Cancer Foundation, Inc.  Fortunately,

The Cancer Foundation has paid our expenses for the periods indicated were as follows:

Period	Amount
Year ended September 30, 2008	$ 15,000
Year ended September 30, 2009	19,567
Year ended September 30, 2010	116,961
Three months ended December 31, 2010	10,173

Funds were provided to The Cancer Foundation for the periods indicated by investors who purchased shares of our common stock owned by The Cancer Foundation, as follows:

Stockholder	Shares Purchased	Date Purchased	Amount Paid
Edwin C. Fulton	300,000	10/23/2009	$30,000
Vivek Sood	50,000	10/23/2009	5,000
Chris Urban	100,000	3/15/2010	10,000
Total	450,000		$45,000

See the portion of page 46, et seq., which reads as follows:

VR Holdings, Inc. v. Marshall & Ilsley Trust Company and Venable L.L.P.

On March 11, 2011, VR Holdings, Inc. filed a suit in Queen Anne’s County, Maryland, case number 17-C-11-016063, against Marshall & Ilsley Trust Company and Venable L.L.P. for alleged civil conspiracy beginning in 1998 and continuing through November 2010, at which time the alleged conspirator abandoned their efforts.  Marshall & Ilsley allegedly participated with the two lenders to Winterland.  The civil conspiracy expanded to damages through additional causes being tortious aiding and abetting, breach of fiduciary duty, negligence, intentional misrepresentation, and negligent misrepresentation, resulting in damages to VR Holding’s subsidiaries and approximately 2,500 parties in the amount of $1.6 billion plus punitive damages and legal fees.

Venable, L.L.P. has 30 days after service to answer and Marshall & Ilsley has 60 days after service to answer.

Our attorneys in the Marshall & Ilsley and Venable litigation are Frame & Frame, Robert B. Morris, and Barry L. Dahne, one of the trustees of The Cancer Foundation, and one of our major stockholders.  In consideration for their services to date and to be rendered, we have issued 7,000,000 shares of our common stock to each of Frame & Frame, and Messrs. Morris and Dahne.  We have agreed to register the 7,000,000 of such shares issued to Frame & Frame and Mr. Morris, and 5,000,000 of such shares issued to Mr. Dahne by means of the registration statement of which this prospectus is a part, and each of Frame & Frame, and Messrs. Morris and Dahne are listed as selling stockholders in this prospectus.  Frame & Frame, and Messrs. Morris and Dahne will cover all costs of the litigation.

Other than as discussed above, we are not engaged in any litigation, and we are unaware of any claims or complaints that could result in future litigation.  We will seek to minimize disputes with our customers but recognize the inevitability of legal action in today’s business environment as an unfortunate price of conducting business.

See the portion of page 53, et seq., which reads as follows:

CERTAIN TRANSACTIONS

Deohge Corp. owned and controlled by the family of Mr. and Mrs. Morton M. Lapides, Sr., owns 314,681,091 shares of our common stock, which represent approximately 75.0 percent of our issued and outstanding common stock as of the date of this prospectus.  The result of the ownership of our common stock by Deohge Corp. is that it has voting control on all matters submitted to our stockholders for approval and are able to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions.  Deohge Corp. acquired the shares of our common stock as a result of the assignment of the interests of Mr. and Mrs. Lapides to Deohge Corp. on July 25, 2006 in the litigation described in “Business – Legal Proceedings.”  On July 25, 2006 Deohge Corp. received 314,681,091 shares of our common stock in connection with our reorganization.  See “Principal Stockholders.”

The Cancer Foundation, Inc., a charitable foundation formed by members of the family of Mr. Lapides, whose trustees are Barry L. Dahne, John E. Baker, and Lamar Neville, acquired 27,820,643 shares our common stock on July 25, 2006 as a contribution to the foundation.  Messrs. Baker and Neville are two of our directors and executive officers.  See “Principal Stockholders.”

As discussed elsewhere in this prospectus, Barry L. Dahne, one of our attorneys in the Marshall & Ilsley and Venable litigation, and one of the trustees of The Cancer Foundation which is one of our major stockholders, has received 7,000,000 shares of our common stock for his legal services with respect to the Marshall & Ilsley and Venable litigation.  Previously, we had issued to Mr. Dahne 10,000,000 shares of our common stock for services rendered.  We have agreed to register 5,000,000 of such shares by means of the registration statement of which this prospectus is a part, and Mr. Dahne is listed as a selling stockholder in this prospectus.

In addition, we have also issued to John E. Baker, our president, 35,000,000 shares for services rendered.  We have agreed to register 10,000,000 of such shares by means of the registration statement of which this prospectus is a part, and Mr. Baker is listed as a selling stockholder in this prospectus.

We have likewise changed the names of the selling stockholders.  Please see the portion of page 63, et seq., which reads as follows:

Name of Selling Stockholder	Date Acquired	Relationship	Common Stock Owned Before the Offering	Common Stock Which May Be Offered	Common Stock Owned After the Offering	Percent of Common Stock Owned After the Offering (1)
Maurice A. Sone	5/19/09	Stockholder	1,000,000	1,000,000	-0-	-0-
Deohge Corp	7/25/06	Stockholder	314,681,091	10,000,000	304,681,091	68.3%
Pamela W Lapides	7/25/06	Stockholder	4,606,609	4,606,609	-0-	-0-

John E. Baker	7/25/06	Stockholder	35,000,000	10,000,000	25,000,000	5.6%
Barry L. Dahne	7/25/06	Stockholder	17,000,000	5,000,000	12,000,000	2.7%
Vivek Sood	10/23/09	Stockholder	50,000	50,000	-0-	-0-
SPCA of Anne Arundel County, MD	11/2/09	Stockholder	1,000	1,000	-0-	-0-
St. Jude Roman Catholic Shrine	11/2/09	Stockholder	1,000	1,000	-0-	-0-
HorseNet Horse Rescue	11/2/09	Stockholder	1,000	1,000	-0-	-0-
American Red Cross, Central Maryland Chapter	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Angel Acres Horse Haven Rescue	11/2/09	Stockholder	2,000	2,000	-0-	-0-
Asthma and Allergy Foundation of America	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Catholic Relief Services	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Enoch Pratt Free Library	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Greater Baltimore Medical Center Foundation	11/2/09	Stockholder	1,000	1,000	-0-	-0-
The Humane Society of Baltimore County	11/2/09	Stockholder	1,000	1,000	-0-	-0-
The League for People with Disabilities	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Levindale Hebrew Geriatric Center & Hospital	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Maryland Lupus Foundation	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Mercy Medical Center	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Mother Seton Academy	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Muscular Dystrophy Association	11/2/09	Stockholder	1,000	1,000	-0-	-0-
National Kidney Foundation of Maryland	11/2/09	Stockholder	1,000	1,000	-0-	-0-
National Multiple Sclerosis Society, Maryland Chapter	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Special Olympics, Special Olympics Maryland	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Stella Maris	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Food for the Poor	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Woods Adult Day Services	11/2/09	Stockholder	1,000	1,000	-0-	-0-
Chris Urban	3/15/10	Stockholder	100,000	100,000	-0-	-0-
Martin Cohn, Cohn Public Relations	6/16/10	Stockholder	1,000,000	1,000,000	-0-	-0-
Cancer Foundation	7/26/06	Stockholder	26,273,643	26,273,643	-0-	-0-
Harry J. Conn	2/22/11	Stockholder	100,000	100,000	-0-	-0-
Lamar Neville	2/22/11	Stockholder	100,000	100,000	-0-	-0-
Robert B. Morris	2/22/11	Stockholder	7,000,000	7,000,000	-0-	-0-
Tara K. Frame	2/22/11	Stockholder	7,000,000	7,000,000	-0-	-0-
Total			413,934,343	72,253,252	341,681,091	76.6%

________

(1)

This number assumes the issuance of 5,644,346 shares to the claimants as described in this prospectus, bringing our outstanding shares to 446,526,689 shares.

The Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have included a redlined version of the registration statement amendment No. 9 compared with the correct version of amendment No.8 which should have been filed on March 18, 2011, but due to a mistake some of the corrections had not been inserted.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer